Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial and Operating Results
for Second Quarter, 2008; Revenues Up 58%, Production Up 20% from 2007;
Teleconference Scheduled for Thursday, August 14, 10 AM PDT

Vancouver, Canada – August 13, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announced today its financial and operating results for the Second Quarter 2008.  The financial results are expressed in US dollars (US$) and are based on Canadian generally accepted accounting practices.  For a more detailed review, shareholders can view the complete financial statements and management discussion and analysis at the Company’s website, www.edrsilver.com and on the SEDAR website, www.sedar.ca ..

Highlights Q2 2008

•	Mineral sales jumped by 58% to $10.1 million compared to Q2, 2007.

•	Silver production rose by 20% to 517,077 oz compared to Q2, 2007.

•	Mine operating earnings climbed 171% to $1.9 million compared to Q2, 2007.

•	Cash costs dropped 1% to $9.62 per oz, compared to Q2, 2007, and fell 4% lower than Q1, 2008.

•	Mine output, plant throughput, silver production, grades and recoveries at the Guanajuato Mines project in Guanajuato were all sharply higher and cash costs were sharply lower compared to Q2, 2007

•	Overhead costs also declined, general and administrative by 22% and stock-based compensation by 80%, compared to Q2, 2007.

•	Working capital at the end of Q2, 2008 was $16.8 million including $10.7 million in cash, cash equivalents and marketable securities.

•	Discovered several new high grade silver zones in San Pedro area by drilling at Guanacevi Mines project in Durango.

•	Extended new “3785” gold-silver mineralized zone by drilling at Guanajuato.

Bradford Cooke, Chairman and CEO, commented “Endeavour continued to grow its silver production, reduce cash costs and advance its numerous capital expansion and upgrade projects in Q2, 2008. Silver production and cash costs are expected to improve again in the 3rd quarter as various capital projects are completed. As shown by the tremendous progress achieved at Guanajuato in the 2nd quarter, the Company’s expansion and upgrade programs should continue to positively impact production output and cash costs in the second half of the year. Endeavour also enjoyed good success in its exploration drilling programs in Q2, 2008 intersecting several new high grade silver veins in the prospective San Pedro area at Guanacevi. Management anticipates reporting on substantial progress from its exploration and

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD acquisition programs in Mexico over the next two quarters. The Company currently has four drills working on three of its silver projects.”

The Company realized mineral sales of $10.1 million and mine operating earnings of $1.9 million from its mining and milling operations for the Second Quarter, 2008. Endeavour’s average realized silver price was $18.12 per oz sold in Q2, 2008, 33% higher than Q2, 2007, which combined with increased production helps explain the jump in mineral sales.  Cost of sales was $6.4 million and depreciation and depletion of $1.8 million.

The Operating Loss for the three months ended June 30, 2008 was $2.8 million after exploration costs of $2.7 million, general and administrative costs of $1.4 million and stock based compensation costs of $0.7 million.  The Loss Before Taxes for the three months ended June 30, 2008 was $2.4 million after foreign exchange gain of $0.1 million, realized gains on marketable securities of $0.2 million and investment and other income of $0.1 million. The Company incurred a Net Loss ended Q2, 2008 of $3.4 million after Income Tax Provision of $1.1 million.

Consolidated silver production for Q2, 2008 was 517,077 oz, up 2% compared to Q1, 2008 and up 20% compared to Q2, 2007. Guanajuato silver production doubled to 97,832 oz in the 2nd quarter, 2008 compared to both the 1st quarter, 2008 and the 2nd quarter, 2007 thanks to the completion of major mine rehabilitation and safety upgrade programs that allowed the main production shafts to come back into operation in June 2008. Guanacevi silver production fell slightly to 419,245 oz in the 2nd quarter, 2008, down 9% compared to the 1st quarter, 2008 due to lower plant throughputs as a result of the ongoing plant upgrade capital program and lower silver grades, but up 10% compared to the 2nd quarter, 2007 due to higher plant throughputs.

The consolidated plant throughput rate increased to 998 tpd in Q2, 2008 compared to 881 tpd in Q1, 2008 and 645 tpd in Q2, 2007, and is expected to continue climbing in Q3, 2008. Consolidated silver ore grades decreased to 257 gpt silver in Q2, 2008 compared to 304 gpt silver in Q1, 2008 and 290 gpt silver in Q2, 2007 but they are expected to rebound higher in Q3, 2008. Consolidated silver recoveries increased 10% to 72.8% in Q2, 2008 compared to 66.2% in Q1, 2008, they were 3% lower compared to 74.8% in Q2, 2007, and they are expected to continue improving in Q3, 2008, thanks to the various plant capital projects.

Consolidated cash costs were $9.62 per oz, per oz produced in Q3, 2008, down 4% compared to $10.01 in Q1, 2008 and down 1% compared to $9.67 in Q2, 2007. Guanajuato cash costs fell by half to $12.75 in the 2nd quarter, 2008 compared to the 1st quarter, 2008 thanks to the sharp rise in silver production after the main production shafts came back into operation in June 2008 and they are expected to continue falling in Q3, 2008. Guanacevi cash costs rose slightly to $8.92 in the 2nd quarter 2008 compared to the 1st quarter, 2008 due to the decrease in plant throughput and silver grade but they are both expected to increase n Q3, 2008.

Endeavour invested $4.4 million on capital projects in Q2, 2008, including $2.2 million on underground mine development, rehabilitation and safety upgrades. $1.5 million on expanding and improving various plant and tailings circuits, and $0.7 million on buildings and vehicles. Most of these investments were made at Guanacevi, to expand the mine output, and enhance the plant capacity and improve metal recoveries. The Company also completed a major mine rehabilitation and safety upgrade program at Guanajuato to bring the production shafts up to North American standards.

uite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Three drill holes at Santa Cruz have extended the mineralized zone an additional 100 m down-dip to the north-east, where it remains open for expansion. Highlights include 71 gpt silver, 0.2 gpt gold, 1.30% lead and 2.64% zinc over a 9.56 m true width in hole SC2-1.

Seven drill holes at El Cometa have better defined this mineralized zone for mine planning and economic analysis. Highlights include 38 gpt silver, 0.8 gpt gold, 4.8% lead, 4.9% zinc over a 4.44 m true width in hole CM14-5.

Seven of the 12 drill holes at San Pedro intersected economically interesting silver mineralization in five separate target areas spread over a 3.0 km x 1.5 km area. Each of the five target areas is wide open for expansion. Highlights include 6,680 gpt silver, 11.2 gpt gold, 1.49% lead, 2.52% zinc over a 0.58 m true width in hole EPS3-1.

A conference call to discuss the Q2, 2008 financial results will be held at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Thursday August 14, 2008.

To participate in the conference call, please dial the following:

• 1-800-396-7098 Canada & USA (Toll-Free)
• 416-620-3447 Toronto area callers
• No pass code necessary

A replay of the conference call will be available until August 29, 2008 by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800 in the Toronto area. The required pass code is 3268499.

A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and the Guanajuato Project in State, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)

 (expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2008	2007	2008	2007

Sales		10,060	6,385	$20,789	$13,615

Cost of sales		$6,361	$5,092	12,928	8,659
Depreciation, depletion and accretion		1,769	609	3,274	1,568
Exploration		2,661	1,331	4,744	3,101
General and administrative		1,449	1,820	2,827	3,387
Stock-based compensation	10	656	3,383	1,686	3,700
Operating profit (loss)		(2,836)	(5,850)	(4,670)	(6,800)

Foreign exchange gain (loss)		165	1,459	(297)	1,651
Gain on marketable securities		231	280	974	280
Investment and other income		74	251	217	545

Income (loss) before taxes and other items		(2,366)	(3,860)	(3,776)	(4,324)
Non-controlling interest		-	-	-	(1,483)
Income tax recovery (provision)		(1,051)	1,784	(1,652)	1,493
Income (loss) for the period		(3,417)	(2,076)	(5,428)	(4,314)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		360	29	363	417
Reclassification adjustment for gain included in net income		(558)	(211)	(974)	(211)
		(198)	(182)	(611)	206
Comprehensive income (loss) for the period		(3,615)	(2,258)	(6,039)	(4,108)

Basic and diluted loss per share based on income (loss)		$(0.07)	$(0.05)	$(0.11)	$(0.10)

Weighted average number of shares outstanding		49,033,794	45,512,687	49,014,913	44,315,055

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Comparative Table of Consolidated Mine Operations
	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4

2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8

Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0

YTD 2008	164,548	279	0.74	1,021,746	3,138	69.7	81.5

Q2, 2008 : Q1, 2008	11%	-15%	8%	2%	19%	10%	4%

Q2, 2008 : Q2, 2007	49%	-11%	-22%	20%	15%	-3%	9%

YTD 2008 : YTD 2007	55%	-21%	-21%	11%	25%	-7%	8%

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year: 100% mine ownership April 1, 2008

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7

Production 2008 Year:

Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7

YTD 2008	133,927	305	0.58	877,869	1,895	66.8	77.3

Q2, 2008 : Q1, 2008	-5%	-11%	-8%	-9%	-13%	7%	4%

Q2, 2008 : Q2, 2007	60%	-24%	-24%	10%	7%	-9%	3%

YTD 2008 : YTD 2007	51%	-25%	-29%	1%	3%	-11%	2%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Production 2007 Year: Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6

Production 2008 Year:

Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7
YTD 2008	30,621	166	1.47	143,877	1,243	88.1	87.7

Q2, 2008 : Q1, 2008	122%	-4%	-6%	112%	95%	0%	0%

Q2, 2008 : Q2, 2007	22%	37%	-15%	104%	25%	23%	26%

YTD 2008 : YTD 2007	77%	38%	-13%	201%	89%	23%	26%

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2008	2007

ASSETS

Current assets
Cash and cash equivalents		$8,352	$16,577
Marketable securities	3	2,362	3,573
Accounts receivable and prepaids	4	10,578	7,200
Inventories	5	2,908	2,916
Due from related parties		116	228
Total current assets		24,316	30,494

Long term deposits		882	877
Long term investments	7	3,932	3,932
Mineral property, plant and equipment	8	52,156	46,848
Total assets		$81,286	$82,151

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$6,668	$4,348
Income taxes payable		896	781
Total current liabilities		7,564	5,129

Asset retirement obligations	9	1,644	1,578
Future income tax liability		6,019	5,068

Total liabilities		15,227	11,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 49,040,478 shares (2007 - 48,982,146 shares)	Page 5	87,545	87,458
Contributed surplus	Page 5	10,556	8,921
Accumulated other comprehensive income	Page 5	109	720
Deficit		(32,151)	(26,723)
Total shareholders' equity		66,059	70,376
		$81,286	$82,151

Subsequent events see note 10 (b)

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited – Prepared by Management)

(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2008	2007	2008	2007

Operating activities
(Loss) for the period		$(3,417)	$(2,076)	$(5,428)	$(4,314)
Items not affecting cash:
Stock-based compensation	10	656	3,383	1,686	3,700
Depreciation, depletion and accretion		1,769	609	3,274	1,568
Non-controlling interest		-	-	-	1,483
Future income tax loss (recovery)		572	(1,869)	595	(2,276)
Unrealized foreign exchange loss (gain)		203	54	351	25
Gain on marketable securities		(231)	(280)	(974)	(280)
Net changes in non-cash working capital	11	(1,735)	(5,440)	(1,051)	(4,539)
Cash from (used for) operations		(2,183)	(5,619)	(1,547)	(4,633)

Investing activites
Property, plant and equipment expenditures	8	(4,391)	(3,382)	(8,288)	(7,963)
Long term deposits		(16)	(844)	(5)	(844)
Investment in marketable securities		(1,271)	(680)	(2,240)	(680)
Proceeds from sale of marketable securities		1,348	1,211	3,819	1,211
Cash used in investing activities		(4,330)	(3,695)	(6,714)	(8,276)

Financing activities
Common shares issued	10	4	2,277	36	5,169

Cash from financing activites		4	2,277	36	5,169

Decrease in cash and cash equivalents		(6,509)	(7,037)	(8,225)	(7,740)
Cash and cash equivalents, beginning of period		14,861	31,167	16,577	31,870
Cash and cash equivalents, end of period		$8,352	$24,130	$8,352	$24,130

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD